June 4, 2012

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Larry L. Greene, Senior Counsel

Re:	Blackstone / GSO Strategic Credit Fund
Registration Statement on Form N-2, File Nos. 333-180618 and 811-22686

Ladies and Gentlemen:

On behalf of Blackstone / GSO Strategic Credit Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2012, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”) filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received from the staff of the Commission (the “Staff”) on May 8, 2012, relating to the Registration Statement.  For convenience of reference, the comments of the Staff have been reproduced herein in summary form.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1.  All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

The Fund advises the Staff that it currently expects to print and distribute its preliminary prospectus on June 20, 2012.

General

1.                                      Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

In response to the Staff’s comment, the Fund confirms that FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

2.                                      The summary section of the prospectus discloses that the Fund will use derivatives for investment and hedging, including total return swaps, credit default swaps, futures and options.  Please summarize in this section, and disclose all material derivative investments in the prospectus.  In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).  Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties.

The Fund respectfully submits that it has focused its disclosure on the anticipated operations of the Fund and has disclosed why and when it will invest in derivatives.  The Fund’s derivative instruments will include investments in credit default swaps, total return swaps, futures transactions, options and options on futures as well as certain currency and interest rate instruments such as foreign currency forward contracts, currency exchange transactions on a spot (i.e., cash) basis, put and call options on foreign currencies and interest rate swaps.  However, not all of these derivative investments will be material to the Fund’s strategy.  The Fund has summarized derivative transactions that will be material to its strategy in the “Summary” section of the prospectus (the “Prospectus”) and has disclosed all material derivative investments in the prospectus.  The Fund has included disclosure on derivatives beginning on page 44 of the Prospectus and page 11 of the Statement of Additional Information (the “SAI”).

In addition, in response to the Staff’s comment, the Fund has revised the disclosure on page 4 to state:

“The Fund may also invest in other types of derivatives, but does not currently expect such other derivatives to be material to its investment strategy.  Such other derivative investments are described in “The Fund’s Investments—Other Investment Techniques—Derivatives” in this prospectus and “Investment Policies and Techniques—Other Portfolio Contents—Derivatives” in the SAI.  ~~The Fund may also enter into futures contracts on securities or currencies. A futures contract is an agreement to buy or sell a security or currency (or to deliver a final cash settlement price in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract) for a set price at a future date. As an example, the Fund may purchase or sell exchange traded U.S. Treasury futures to alter the Fund’s overall duration as well as its exposure to various portions of the yield curve. In addition, the Fund may purchase ‘‘call’’ and ‘‘put’’ options and options on futures contracts for hedging or investment purposes and may engage in interest rate swaps to minimize the Fund’s exposure to interest rate movements.~~”

In addition, the Fund has revised page 46 to state:

“Counterparty selection. The Adviser has established a risk and valuation committee that regularly reviews each broker-dealer counterparty for, among other things, its quality and the quality of its execution. The established procedures and guidelines require trades to be placed for execution only with broker-dealer counterparties approved by the risk and valuation committee of the Adviser. The factors considered by the committee when selecting and approving brokers and dealers include, but are not limited to: (i) quality, accuracy, and timeliness of execution, (ii) review of the reputation, financial strength and stability of the financial institution, (iii) willingness and ability of the counterparty to commit capital, (iv) ongoing reliability and (v) access to underwritten offerings and secondary markets.”

Prospectus Cover

Investment Strategies

3.                                      The Fund will invest 80% of its assets in credit investments and “other investments (including derivatives) with similar economic characteristics.”  Disclose whether the derivatives and other investments will be directly tied and closely linked to credit investments.  Please disclose all of the material “other” investments of the Fund.

In response to the Staff’s comment, the Fund has revised the disclosure on pages 2 and 34 to state:

“Under normal market conditions, at least 80% of the Fund’s Managed Assets (as defined below) will be invested in credit investments comprised of corporate fixed income instruments and other investments (including derivatives) with similar economic characteristics.  Investments with similar economic characteristics may be made through derivatives, structured products, repurchase agreements and investments in other investment companies.  In each case, such investments will be directly tied to a single credit investment or a pool of credit investments.”

4.                                      Footnote 3 to the pricing table discloses that the adviser has agreed to pay all of the Fund’s organizational and offering expenses, with certain exceptions, to the extent offering expenses are in excess of $0.04 per share.  Please file the agreement wherein the adviser agrees to pay the expenses as an exhibit to the registration statement.  May the adviser recoup these payments?  If so, add disclosure to that effect.

In response to the Staff’s comment, the Fund has filed the Investment Advisory Agreement, pursuant to which the Fund’s investment adviser (the “Adviser”) has agreed to pay offering expenses (other than the sales load) in excess of $0.04 per share.  The Fund confirms that the Adviser may not recoup these payments.

Prospectus

Table of Contents

5.                                      Disclosure following the table states, among other things, that: “You should assume that the information in this prospectus is accurate only as of the date of this prospectus.”  Add disclosure regarding the Fund’s duty to update the prospectus during the offering period.

In response to the Staff’s comment, the Fund has revised the disclosure in the Table of Contents to state:

“Subsequent to the date of this prospectus, the Fund will supplement this prospectus during the period that this prospectus is required to be delivered, if the Fund determines any material information contained in this prospectus becomes materially inaccurate.”

Prospectus Summary

Investment Objectives

6.                                      The Fund has a secondary investment objective of capital preservation.  Disclose in the strategy section how the Fund will achieve its secondary investment objective when it invests substantially all of its assets in high yield securities (or junk bonds), incurs leverage by engaging in swaps and other strategies, and invests in derivatives for speculative purposes.

In response to the Staff’s comment, the Fund has added the following disclosure to page 50:

“General Risk Management

A secondary objective of the Fund is to seek preservation of capital, consistent with its primary goal of high income. The Adviser does not seek return for Common Shareholders through capital appreciation. The Adviser seeks to achieve the Fund’s secondary objective through a disciplined approach to its credit investment selection process in which the credit ratings of a Borrower or issuer are not considered to be the sole or determinative factor of selection.  Credit selection will focus on corporate fixed income instruments which are covered by sufficient earnings and cash flow to service such indebtedness on a timely basis. The Adviser will seek to mitigate the risks associated with below investment grade investments in fixed income instruments by careful selection of Borrowers or issuers across a broad range of industries and of Borrowers or issuers of varying characteristics and return profiles, as well as active management of such investments in light of current economic developments and trends. Additionally, the Adviser has established procedures for the regular and periodic monitoring of credit risk with a goal toward the early identification and sale of potential credit problems. This monitoring process will include, but not be limited to, the Borrower’s or issuer’s financial resources and operating history, comparison of current operating results with the initial investment thesis and the Adviser’s initial expectations for the performance of the obligor for each investment held by the Fund, the Borrower’s or issuer’s sensitivity to economic conditions, the ability of the Borrower’s or issuer’s management, the Borrower’s or issuer’s debt maturities and borrowing requirements, the Borrower’s or issuer’s interest and asset coverage, and relative value based on anticipated cash flow. The Adviser will develop a “watch list” requiring that any significant concerns which could result in potential for credit loss be elevated to review by the Investment Committee of the Adviser. Finally, the Adviser’s personnel are experienced in corporate reorganizations, work-outs and restructurings with the goal of maximizing recovery in the event of bankruptcy or serious financial failings or default of a fixed income security or investment held by the Fund.  Moreover, some or all of the fixed income instruments the Fund invests in may be Secured Loans.  Because of the attributes of Secured Loans, particularly the fact that they are secured by collateral of the Borrower and have the highest position in a Borrower’s capital structure, Secured Loans typically have more favorable recovery rates than other instruments of below investment grade credit quality.

The Fund currently expects to use total return swaps and securities lending to increase its ability to invest, directly or indirectly, in corporate fixed income instruments.  The Adviser believes these to be cost-effective means of leverage.  In keeping with the Fund’s investment objectives, the Adviser seeks to use this low cost leverage to generate high income in fixed income instruments.  The Adviser will apply the same procedures described above to fixed income instruments obtained through the use of leverage in order to seek preservation of capital.

The Fund has the ability to invest in certain derivatives for investment purposes, but does not currently expect such investments to be a material part of the Fund’s strategy.  Currency or interest rate swaps or futures will only be used for hedging purposes.  The Adviser currently expects the derivatives used for investment purposes will consist of sell protection on single name credit default swaps, which generate a stream of income payments to the Fund in exchange for selling protection to the counterparty on the reference obligation, consistent with the Fund’s primary investment objective.”

Investment Strategies

7.                                      If accurate, disclose that there is no limit-on the amount of high-yield securities in which the Fund may invest.

In response to the Staff’s comment, the Fund has revised pages 11 and 56 to state:

“There is no limit on the amount of below investment grade instruments in which the Fund may invest.”

Derivatives

8.                                      Will the Fund only purchase total return swaps or may it also sell them?  If it may sell total return swaps, disclose why and the risks involved.

The Fund advises the Staff that it will not sell total return swaps.

9.                                      In certain segments of the filing strategies are suggested but not fully disclosed.  In this connection, disclosure in the fourth paragraph states that: “As an example, the Fund may purchase or sell exchange traded U.S. Treasury futures to alter the Fund’s overall duration as well as its exposure to various portions of the yield curve.”  Confirm that all material strategies are disclosed in the prospectus and summarized in the summary section of the prospectus.

In response to the Staff’s comment, the referenced disclosure has been removed.  The Fund confirms that all material strategies are disclosed in the prospectus and summarized in the summary section of the prospectus.

10.                               Further, disclose the Fund’s expected portfolio duration under normal market conditions.  Also explain duration, the risks associated with a longer duration, and include an example.

In response to the Staff’s comment, pages 10 and 56 have been revised to state:

“The magnitude of these fluctuations in the market price of fixed income instruments is generally greater for securities with longer durations because such instruments do not mature, reset interest rates or become callable for longer periods of time.  In general, if prevailing interest rates change by 1%, a fixed income instrument will change by 1% multiplied by each year of duration. For example, if a fixed income instrument has a duration of three years, its value can be expected to fall about 3% if interest rates rise by 1%. Conversely, such instrument can be expected to rise about 3% if interest rates fall by 1%. See “The Fund’s Investments—Investment Policies—Duration.””

In addition, in response to the Staff’s comment, the Fund has added the following disclosure to page 49:

“Duration

Duration is the weighted average term-to-maturity of an instrument’s cash flows. It is a measure of the price sensitivity of a debt instrument or portfolio to interest rate changes.  Because of the nature of the Fund’s strategy, the Adviser cannot predict what the Fund’s average duration may be.  At times when the Fund is invested primarily in high yield bonds or similar fixed rate instruments, the Fund’s duration will be longer because such instruments typically have long durations.  This is because fixed rate instruments do not reset their interest rates and their durations are tied only to the periods when they mature or can be called.  At times when the Fund is invested primarily in Secured Loans or similar floating rate instruments, the Fund’s duration will be shorter because such instruments typically have short durations.  This is because floating rate instruments like Secured Loans typically reset their interest rates on the basis of a lending rate such as LIBOR at regular intervals, typically every 90 days.”

Other Investment Companies

11.                               Disclose, in general, how much the Fund may invest in other investment companies.  Are other funds used in lieu of directly investing in credit obligations?

The Fund respectfully advises the Staff that the Fund has disclosed on pages 2 and 36 that the Fund may invest in other investment companies to the extent permitted by the Investment Company Act.  The Fund understands this to mean the limits set forth in Section 12(d)(1) of the Investment Company Act.

In addition, pages 2 and 34 have been revised to state:

“Under normal market conditions, at least 80% of the Fund’s Managed Assets (as defined below) will be invested in credit investments comprised of corporate fixed income instruments and other investments (including derivatives) with similar economic characteristics.  Investments with similar economic characteristics may be made through derivatives, structured products, repurchase agreements and investments in other investment companies.  In the case, such investments will be directly tied to a single credit investment or a pool of credit investments.”

Risks

Secured Loans Risk

12.                               Disclosure in the sixth paragraph states that certain participations include options to convert secured loans to full assignments.  Add disclosure, if appropriate, regarding the material terms of such options including any fees, conditions and limitations on the exercise of such options.

The Fund advises the Staff that participations that include options to convert Secured Loans to full assignments do not have fees or any material conditions or limitations, and therefore the Fund does not believe that further disclosure is required.  Consistent with industry practice, settlement of assignments of Secured Loans can require significant periods of time, in some cases longer than two weeks.  In some instances the Fund may seek to expedite settlement by first entering into a participation with the seller of the loan with the option to convert the participation to a full assignment once the assignment can be settled in accordance with standard industry practice.  The Fund holds this option at no additional cost and the only condition or limitation on such conversion is that enough time has passed to allow the parties to consummate the settlement in accordance with industry practice.

Leverage Risk

13.                               The third paragraph states that the Fund may continue to use leverage if the benefits to the Fund’s shareholders of maintaining the leveraged position are believed to outweigh any current reduced return.  Please disclose how long the Fund may continue to leverage when the costs exceed the return.

In response to the Staff’s comment, the Fund has revised pages 15 and 59 to state:

“The Fund may continue to use leverage if the benefits to the Common Shareholders ~~shareholders~~ of maintaining the leveraged position are believed to outweigh any current reduced return, but expects to reduce, modify or cease its leverage if it is believed the costs of the leverage will exceed the return provided from the investments made with the proceeds of the leverage.”

Structured Products Risk

14.                               Risk disclosure regarding the Fund’s structured investments indicates that investments in CLOs are subordinate to other classes or tranches and that the complex structure of these securities may not be fully understood at the time of investment.  Disclose in the summary that CLO in which the Fund invests may be backed by securities in default.

The Fund advises the Staff that it will no longer invest in CLOs.

Reverse Repurchase Agreements Risks

15.                               Disclose that reverse repurchase agreements are borrowings.

In response to the Staff’s comment, pages 26 and 67 have been revised to state:

“The Fund’s use of reverse repurchase agreements involves many of the same risks involved in the Fund’s use of leverage, as the proceeds from reverse repurchase agreements generally will be invested in additional securities, resulting in a form of borrowing.”

Income risk

16.                               There appears to be a typographical error in the second section.  Please revise accordingly.

In response to the Staff’s comment, pages 27 and 68 have been revised to state:

“If prevailing market interest rates drop, distribution rates to the Common Shareholders ~~common shareholders’ income distributions from the Fund~~ could drop as well.”

Summary of Fund Expenses

17.                               If fees and expenses incurred in connection with investments in underlying funds exceed 0.01% of average net assets, add an additional line item for Acquired Fund Fees and Expenses.  Fees and expenses, if any, generated by investment in Acquired Funds that are not expected to exceed one basis point may be added to “Other expenses.”  See General Instruction 10, Item 3.1, to Form N-2.

The Fund advises the Staff that the Fund does not anticipate investing in underlying funds in the Fund’s first year of operations.

18.                               Disclosure elsewhere in the filing states that although the Fund has no current intention to do so, it reserves the flexibility to issue preferred shares, debt securities, commercial paper, borrow money, or enter into similar transactions to add leverage.  Revise either footnote 2 or 5, as appropriate, to indicate that the Fund will not use traditional leverage during the first year of operations or revise the fee table and prospectus accordingly.

In response the Staff’s comment, the Fund has revised page 33 to state:

“Represents estimated interest costs associated with the Fund’s issuance of effective leverage, as well as other costs associated with the Fund’s use of effective leverage.  The Fund does not anticipate using traditional leverage in its first year of operations.”

The Fund’s Investments — Investment Objectives

19.                               This disclosure indicates that the Fund’s objective is not fundamental and may be changed without shareholder approval.  Disclose whether shareholders will be notified if the Fund’s investment objective is changed, and if so, how much notice will be given.

In response to the Staff’s comment, the Fund has revised the disclosure on page 3 of the SAI to state:

“The Fund will provide shareholders with at least 60 days’ notice prior to changing either of the non-fundamental policies ~~policy in (2)~~ above.”

Investment Strategies

20.                               The fourth paragraph discloses that substantially all of the Fund’s assets may be invested in fixed income instruments rated below investment grade and references Appendix A.  This appendix is attached to the SAI, and should be moved and attached to the prospectus.

In response to the Staff’s comment, Appendix A has been moved to the prospectus.

21.                               Disclosure in the section indicates that during temporary defensive periods or in order to keep the Fund’s cash fully invested, including during the period when the net proceeds of the offering of common shares are being invested, the Fund may deviate from its investment policies and objectives.  The disclosure also says that it is impossible to predict when, or for how long, the Fund will use these alternative strategies.  Disclose the length of time it is expected to take to invest offering proceeds.

In response to the Staff’s comment, the Fund has revised page 43 to state:

“The Adviser expects to fully invest the net proceeds of this offering within 60 days from the completion of the offering.”

Investment Philosophy — Investing in stable companies with positive cash flow

22.                               The last sentence indicates that the adviser “does not intend to invest in start-up companies, companies in turnaround situations or companies with speculative business plans.”  Reconcile the highlighted disclosure with earlier disclosure regarding the Fund’s investment of up to 20% of its managed assets in stressed and distressed issuers.

In response to the Staff’s comment, the Fund has revised page 36 to state:

“The Adviser does not intend to invest in start-up companies~~, companies in turnaround situations~~ or companies with speculative business plans.”

23.                               Disclosure in the next to last bullet states that: “Often the Adviser will seek to participate in transactions sponsored by what it believes to be high-quality private equity firms.”  Disclose the basis for concluding that such firms are high quality.

In response to the Staff’s comment, the Fund has revised page 37 to state:

“Often the Adviser will seek to participate in transactions sponsored by what it believes, based on market reputation and its own experience and research, to be high-quality private equity firms.”

Securities Lending

24.                               Clarify who manages the cash collateral and how the lending agent is paid.  Disclose that the Fund will limit its lending to no more than one third of its assets.  If the matter would have a material effect on the Fund, disclose that the Fund will recall loaned securities to permit the exercise of voting rights.

In response to the Staff’s comment, the Fund has revised page 46 to state:

“Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained in the Fund’s custodian account on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent.  The Fund pays the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program.”

“The Fund will limit its securities lending to no more than one third of its total assets.”

In addition, the Fund directs the Staff to the disclosure on page 46 that states:

“Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Fund, as the lender, retains the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Fund if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment.”

Leverage

25.                               Disclosure under this caption states that: “In connection with such borrowing, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit.”  Confirm that the Fund’s assets will be maintained by a qualified custodian.  See section 17(f)(1) of the 1940 Act.

The Fund confirms that its assets will be maintained by a qualified custodian.  Any balances required to be maintained in connection with any borrowing will be achieved through tri-party agreements, segregated accounts, or other similar arrangements, and, in each case such balances will be maintained by the Fund’s custodian.

Net Asset Value

26.                               The disclosure refers to net assets, total assets, and managed assets in discussing the computation of net asset value per share.  Please define each term and disclose how they differ.

The Fund respectfully advises the Staff that “Managed Assets” and “net assets” are defined on pages i, ii, 2 and 36.  The term “total assets” has the same meaning as when used in the Investment Company Act and is also used in the definition of “net assets.”  Because net assets means “total assets of the Fund minus liabilities,” total assets therefore equals net assets plus liabilities.  In addition, because “Managed Assets” means “net assets plus any borrowing for investment purposes,” total assets therefore equals Managed Assets plus liabilities other than liabilities related to leverage.

27.                               The second paragraph discusses fair valuation.  Disclose how the Fund will value senior loans, particularly those that are illiquid.

The Fund respectfully advises the Staff that Secured Loans are fixed income instruments and therefore the disclosure on page 75 applies to Secured Loans:

“The Fund values its investments, including those in fixed income instruments, primarily by using the mid-price of market quotations from a nationally recognized pricing service. … Any investments and other assets for which such current market quotations are not readily available, including any fixed income instruments that are illiquid, are valued at fair value (‘‘Fair Valued Assets’’) as determined in good faith under procedures established by, and under the general supervision and responsibility of, the Fund’s board of trustees. The Adviser will submit its recommendations regarding the valuation and/or valuation methodologies for Fair Valued Assets to a valuation committee of the Board of Trustees. The valuation committee may accept, modify or reject any recommendations. The pricing of all Fair Valued Assets shall be subsequently reported to the Board of Trustees.” [Emphasis added.]

In addition, page 39 states:

“The Fund may use an independent pricing service or prices provided by dealers to value Secured Loans and other credit securities at their market value. The Fund will use the fair value method to value Secured Loans or other instruments if market quotations for them are not readily available or are deemed unreliable.”

Distributions

28.                               The second paragraph discusses the possibility that some or all of the Fund’s distributions may constitute a return of capital.  Briefly summarize this disclosure in the discussion captioned “Prospectus Summary — Distributions.”

In response to the Staff’s comment, the Fund has revised page 8 to state:

“Certain of the Fund’s distributions may be treated as a return of capital for U.S. Federal income tax purposes.”

Underwriting — Additional Compensation to be Paid by the Adviser

29.                               Revise this discussion to disclose more fully the terms of the fees and compensation, the manner in which such compensation is considered “additional” and whether these activities are pursuant to an agreement.  If pursuant to an agreement, please file the agreement as an exhibit.

In response to the Staff’s comment, the Fund has revised pages 90 and 91.  The compensation is considered “additional” in that it is additional to the sales load paid to underwriters by the Fund.  The Adviser and the underwriters are still in the process of negotiating these agreements, but the Fund undertakes to file these agreements in a later amendment.

Statement of Additional Information

Investment Restrictions — Fundamental Restrictions

30.                                            Revise Fundamental Restrictions No. 1 by adding the highlighted clause: “(1) invest 25% or more of the value of its total assets in any one industry or group of related industries, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (“U.S. Government securities”) and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry.”  Also add disclosure regarding the industry classification system upon which the Fund will rely.

In response to the Staff’s comment, page 1 of the SAI has been revised to state:

(1) invest 25% or more of the value of its total assets in any one industry or group of related industries based on the SEC’s Standard Industrial Classification, provided that securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (‘‘U.S. Government securities’’) and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry;

31.                               Delete the highlighted clause from Restriction No. 2: “(2) issue senior securities or borrow money ~~to purchase additional securities~~ other than as permitted by the Investment Company Act of 1940 . . .”

In response to the Staff’s comment, the Fund has revised page 1 of the SAI as marked by the Staff.

32.                               Add disclosure at an appropriate location indicating the manner in which the Fund determines the identity of the issuer of a participation or an assignment for purposes of concentration.

In response to the Staff’s comment, the Fund has added disclosure on page 1 of the SAI to state:

“The Fund considers the issuer of a Secured Loan purchased by assignment to be the Borrower and the issuer of a Secured Loan purchased by participation to be both the Borrower and the party selling the participation.”

33.                               Disclosure following the list of fundamental restrictions states that: “If Preferred Shares are issued, the Fund intends, to the extent possible, to purchase or redeem Preferred Shares from time to time to the extent necessary in order to maintain coverage of any Preferred Shares of at least 200%.” Explain the procedure for selecting the securities to be repurchased or redeemed.  Explain also that trustees have the dual role of representing the interest of both the common and preferred shareholders and that such role may involve a conflict of interest between the two.

The Fund respectfully directs the Staff to the disclosure on page 2 of the SAI that states:

“In selecting the Preferred Shares to be redeemed, in the event that less than all the outstanding shares of a series of Preferred Shares are to be redeemed and there is more than one holder of such Preferred Shares, the shares of that series of Preferred Shares to be redeemed shall be selected by lot or such other method as the Fund shall deem fair and equitable. The Trustees of the Fund represent the interests of both the holders of the Fund’s Common Shares and holders of the Fund’s Preferred Shares, if any, and this dual representation may result in conflicts.”

34.                               How much may the Fund borrow using reverse repurchase arrangements and other effective leverage strategies?

With respect the Fund’s use of effective leverage, including reverse repurchase agreements, the Fund directs the Staff to the disclosure on pages ii, 5 and 51 that states:

“The Fund’s use of effective leverage will not exceed 25% of its Managed Assets.”

Part C - Signatures

The signature page of the filing must contain the signatures required by section 6 of the Securities Act.

The Fund respectfully submits that the initial filing of the Registration Statement contained the signatures required by section 6 of the Securities Act by virtue of it being signed by the Fund, the Fund’s principal executive officer, the Fund’s principal financial officer, the Fund’s principal accounting officer and the Fund’s sole trustee.  Since the Fund’s initial filing, the Fund’s Board of Trustees has expanded to add four additional trustees in addition to the initial sole trustee.  All five current trustees have signed amendment No. 1 (via a power of attorney attached as an exhibit to Amendment No. 1).

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments.  The Fund is separately providing the Staff with a copy of Amendment No. 1 marked to reflect cumulative changes to the Registration Statement filed with the Commission on April 6, 2012.

In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.                                     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                     Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.                                     The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Benjamin Wells (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP